                                  SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*
                                             ---

                               Neogen Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   640491-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  James L. Herbert, c/o Neogen Corporation, 620 Lesher Place, Lansing MI 48912
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rules 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-------------------------                            ---------------------------
CUSIP No. 640491-10-6                13D                   Page 2 of 4 Pages
-------------------------                            ---------------------------

--------------------------------------------------------------------------------
1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

     James L. Herbert
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group
     (See Instructions)
                                                                  (a)
                                                                  (b)
                                       N/A
--------------------------------------------------------------------------------

3    SEC Use Only

--------------------------------------------------------------------------------

4    Source of Funds (See Instructions)

                                       PF
--------------------------------------------------------------------------------

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                       N/A
--------------------------------------------------------------------------------

6    Citizenship or Place of Organization

                                       USA
--------------------------------------------------------------------------------

        Number of          7       Sole Voting Power (1)

        Shares                                                     402,482
                           -----------------------------------------------------
      Beneficially         8       Shared Voting Power
                                                                       0
        Owned by           -----------------------------------------------------

          Each             9       Sole Dispositive Power (1)
                                                                    402,482
        Reporting          -----------------------------------------------------

        Person With        10      Shared Dispositive Power
                                                                       0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     (1)
                                                       402,482
--------------------------------------------------------------------------------
12       Check if  the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)

--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)

                                                        6.6%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)

                                                         IN
--------------------------------------------------------------------------------

(1) Includes 117,098 Options Eligible for Exercise

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13D                                                            Page 3 of 4 Pages

Item 1. Security and Issuer.

     Neogen Corporation Common Stock
     Neogen Corporation
     620 Lesher Place
     Lansing, MI  48912


Item 2. Identity and Background.

     (a)  James L. Herbert

     (b)  Neogen Corporation
          620 Lesher Place
          Lansing, MI  48912

     (c)  President and CEO
          Neogen Corporation
          620 Lesher Place
          Lansing, MI  48912

     (d)  No

     (e)  No

     (f)  USA



Item 3. Source and Amount of Funds or Other Consideration.

     Securities were purchased with $38,350 of personal funds. None of the purchase price was borrowed.

Item 4. Purpose of Transaction.

The acquisition of the securities was made for investment purposes in the normal course of business. The acquisition of these securities was from the exercise of stock options. Mr. Herbert expects to continue to exercise stock options as they become available.

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13D                                                            Page 4 of 4 Pages


Item 5. Interest in Securities of the Issuer.

     (a)  402,482 shares, representing 6.6% of class.

     (b)  Mr. Herbert has sole power to vote and to dispose of the securities.

     (c) Transactions in the class of securities reported on that were effected during the past 60 days are as follows: None

     (d)  Not Applicable

     (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not Applicable

Item 7. Material to be filed as Exhibits.

     Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                          1/7/03
                                             -----------------------------------
                                                           (Date)

                                                      S/James L. Herbert
                                             -----------------------------------
                                                        (Signature)


                                                        James L. Herbert
                                             -----------------------------------


            Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001)